CW PETROLEUM CORP

(A Wyoming Corporation)

FINANCIAL STATEMENTS
For the Years Ended December 31, 2017 and 2016

INDEX TO FINANCIAL STATEMENTS

Contents   Page(s)



M&K CPAS PLLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Shareholders of CW Petroleum Corp.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of CW Petroleum Corp. (the Company) as of December 31, 2017 and 2016, and the related statements of income, comprehensive income, shareholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2017 and 2016, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2017 and 2016, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company suffered a net loss from operations and has a net capital deficiency, which raises substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

M&K CPAS, PLLC

M&K CPAS, PLLC
We have served as the Company's auditor since 2018.
Houston, TX
May 11, 2018

1

363 N. Sam Houston Pkwy E., Suite 650 Houston, TX 77060 Main: 832-242-9950 Fax: 832-242-9956 www.mkacpas.com

CW PETROLEUM CORP
Consolidated Balance Sheets
As of December 31, 2017 and 2016

		2017		2016
ASSETS				
Current assets				
Cash	$	28,800	$	126,909
Accounts receivable				
Trade, net		129,989		239,575
Income taxes		20,147		20,147
Inventory		260,820		126,000
Fuel bond		2,000		2,000
Total current assets		441,756		514,631
Property and equipment, net		349,639		306,316
Other assets		3,541		4,171
Total assets	$	794,936	$	825,118
LIABILITES AND SHAREHOLDERS' EQUITY (DEFICIT)				
Current liabilities				
Accounts payable and accrued expenses	$	35,305	$	53,172
Accrued officer compensation		140,000		40,000
Customer deposits		31,461		30,974
Short-term notes payable		303,452		30,000
Current maturities of long-term debt		80,356		78,000
Total current liabilities		590,574		232,146
Long-term debt, net		241,317		237,213
Total liabilities	$	831,891	$	469,359
Shareholders' deficit				
Preferred stock −1,000,000 shares authorized, issued and outstanding with a par value of $.0001 per share		1,000		1,000
Common stock – 99,000,000 shares authorized, $0.0001 par value 11,475,000 issued and outstanding		11,475		11,475
Paid-in capital		(11,445)		(11,445)
Retained earnings (Accumulated deficit)		(37,985)		354,729
Total shareholders' equity (deficit)		(36,955)		355,759
Total liabilities and shareholders' equity (deficit)	$	794,936	$	825,118

The accompanying notes are an integral part of these financial statements

CW PETROLEUM CORP
Consolidated Statements of Operations
For the years ended December 31, 2017 and 2016

		2017		2016
Operations				
Revenue				
Fuel sales	$	3,368,297	$	5,075,458
Bonuses and rebates		-		334,852
Lease revenue		-		37,590
Total revenue		3,368,297		5,447,900
Cost of revenue				
Cost of fuel sold		2,643,837		4,337,779
Freight		66,420		155,865
Storage and transloading		15,200		37,856
Transport costs		237,973		98,698
Total cost of revenue		2,963,430		4,630,198
Margin on operations		404,867		817,702
Gain on sale of asset		76,281		-
Operating expenses		(850,567)		(798,984)
Earnings (loss) from operations		(369,419)		18,718
Interest expense		20,794		23,382
Loss before income taxes		(390,213)		(4,664)
Income tax provision (recovery)				
Current		(2,501)		(2,427)
Deferred		-		-
Total income tax provision (recovery)		(2,501)		(2,427)
Net loss	$	(392,714)	$	(7,091)
Loss Per Share				
Weighted average shares outstanding		11,475,000		11,475,000
Basic and fully diluted loss per share	$	(0.03)	$	(0.00)

The accompanying notes are an integral part of these financial statements

CW PETROLEUM CORP
Consolidated Statements of Shareholders' Equity (Deficit)
For the years ended December 31, 2017 and 2016

Description	Common Stock		Preferred Stock		Paid-In Capital	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount			
Balance January 1, 2016	11,475,000 $	11,475	1,000,000 $	1,000 $	(11,445) $	361,820 $	362,850
Net loss for the year ended December 31, 2016	-	-	-	-	-	(7,091)	(7,091)
Balance December 31, 2016	11,475,000	11,475	1,000,000	1,000	(11,445)	354,729	355,759
Net loss for the year ended December 31, 2017	-	-	-	-	-	(392,714)	(392,714)
Balance December 31, 2017	11,475,000 $	11,475	1,000,000 $	1,000 $	(11,445) $	(37,985) $	(36,955)

The accompanying notes are an integral part of these financial statements

CW PETROLEUM CORP

Consolidated Statements of Cash Flow

For the years ended December 31, 2017 and 2016

Cash flows from operating activities		2017		2016
Net loss	$	(392,714)	$	(7,091)
Depreciation		105,758		106,018
Gain on sale of assets		(76,281)		-
Changes in				
Accounts receivable		109,586		(45,513)
Inventory		(134,820)		(58,880)
Accounts payable and accrued expenses		(22,266)		(140,641)
Accrued officer compensation		100,000		40,000
Other Assets		630		(1,175)
Customer deposits		487		-
Net cash used in operations		(309,620)		(107,282)
Cash flows from investing activities				
Acquisition of property and equipment		(29,086)		(35,555)
Collections on notes receivable		-		54,854
Cash received from sale of fixed assets		50,439		-
Net cash provided by investing activities		21,353		19,299
Cash flows from financing activities				
Debt proceeds		304,290		317,872
Debt payments		(114,132)		(422,408)
Cash flows provided by (used in) financing activities		190,158		(104,536)
Net decrease in cash and cash equivalents		(98,109)		(192,519)
Cash and cash equivalents				
Beginning of year		126,909		319,428
End of year	$	28,800	$	126,909
Supplemental disclosures				
Cash paid for income taxes	$	-	$	-
Cash paid for interest	$	20,793	$	23,382
Non-cash financing and investing activities				
Installment notes issued for property acquisitions	$	208,887	$	-
Notes settled with property disposals	$	121,006	$	-

The accompanying notes are an integral part of these financial statements

Note 1 - Basis of Presentation and Significant Accounting Policies

Basis of Presentation

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

CW Petroleum Corp (CW or the Company) was incorporated in the state of Texas in 2005 and supplies biodiesel, biodiesel blends, ultra-low sulfur diesel and gasoline blends to distributors and end users. It reincorporated in Wyoming in April 2018.

The transaction in which CW became a Wyoming C corporation has been accounted for in a manner similar to a recapitalization for financial reporting purposes. The accompanying financial statements have been prepared as if the transaction had occurred on the first day of the first period included in the financial statements, and all operating data represents an ongoing continuation of the Company's operations.

Estimates and Assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires us to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Accordingly, actual results could materially differ from estimated amounts. We evaluate our estimated assumptions based on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

Cash and Cash Equivalents

Our cash equivalents consist principally of overnight investments, bank money market accounts and bank time deposits which have an original maturity date of less than 90 days. These securities are carried at cost, which approximates market value. There were no cash equivalents as of December 31, 2017 or 2016.

Accounts Receivable and Allowance for Bad Debt

CW performs ongoing credit evaluations of our customers and adjust credit limits based upon payment history and the customer's current creditworthiness, as determined by our review of our customer's credit information. We extend credit on an unsecured basis to most of our customers.

Accounts receivable are deemed past due based on contractual terms agreed to with our customers. Although we analyze customers' payment history and creditworthiness, we cannot predict with certainty that the customers to whom we extend credit will be able to remit payments on a timely basis, or at all. Because we extend credit on an unsecured basis to most of our customers, there is a possibility that any accounts receivable not collected will ultimately need to be written off.

CW continuously monitors collections and payments from our customers and maintain a provision for estimated credit losses based upon our historical experience with our customers, current market and industry conditions affecting our customers and any specific customer collection issues that we have identified.

Inventories

Inventories are valued primarily using average cost and are stated at the lower of average cost or market. CW utilizes a variety of fuel indices and other indicators of market value. Sharp negative changes in these indices can result in reduction of our inventory valuation, which could have an adverse impact on our results of operations in the period in which we take the adjustment. Historically these adjustments have not had a significant impact on our consolidated statements of operations. Components of inventory include fuel purchase costs, the related transportation costs and changes in the estimated fair market values for inventories included in a fair value hedge relationship.

Fair Value of Financial Instruments

Financial instruments include accounts receivable, accounts payable and notes payable and are considered reflected a market value based on the short-term nature of these instruments.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the assets which are all five years.

Costs of major additions and improvements are capitalized while expenditures for maintenance and repairs, which do not extend the life of the asset, are expensed. Upon sale or disposition of property and equipment, the cost and related accumulated depreciation and amortization are eliminated from the accounts and any resulting gain or loss is credited or charged to income.

Long-lived assets held and used by us are reviewed based on market factors and operational considerations for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Revenue Recognition

Revenue from the sale of fuel is recognized when the sales price is fixed or determinable, collectability is reasonably assured, and title passes to the customer, which is when the delivery of fuel is made to a customer directly from the Company, the supplier or a third-party subcontractor. Fuel sales are generated as a fuel reseller as well as from on-hand inventory supply. When acting as a fuel reseller, the Company generally purchases fuel from the supplier, and contemporaneously resells the fuel to the customer, normally taking delivery for purchased fuel at the same place and time as the delivery is made to the customer. The Company records the gross sale of the fuel as we generally take inventory risk, have latitude in establishing the sales price, have discretion in the supplier selection, maintain credit risk and are the primary obligor in the sales arrangement.

Revenue from fuel-related services is recognized when services are performed, the sales price is fixed or determinable and collectability is reasonably assured. The Company records the sale of fuel-related services on a gross basis as we generally have latitude in establishing the sales price, have discretion in supplier selection, maintain credit risk and are the primary obligor in the sales arrangement.

Income Taxes

Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and income tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in income tax rates is recognized in the income tax provision in the period that includes the enactment date.

CW must assess the likelihood that its deferred tax assets will be recovered from our future taxable income, and to the extent CW believes that recovery is not likely, CW must establish a valuation allowance against those deferred tax assets. Deferred tax liabilities generally represent items for which CW has already taken a deduction in our income tax return, but we have not yet recognized the items as expenses in our results of operations.

The state of Texas has a franchise tax based on earnings. This tax is considered a local income tax and is expensed in the year incurred.

Earnings per Common Share

Basic earnings per common share is computed by dividing net income attributable to CW Petroleum Corp and available to common shareholders by the sum of the weighted average number of shares of common stock. Diluted earnings per common share is computed by dividing net income attributable to us and available to common shareholders by the sum of the weighted average number of shares of common stock and the number of additional shares of common stock that would have been outstanding if our outstanding potentially dilutive securities had been issued. We currently have no common stock equivalents.

Accounting Standards Issued but Not Yet Adopted

Cash Flows: Statement of Cash Flows (Topic 230) - Restricted Cash. In November 2016, ASU 2016-18 was issued. The update requires that a statement of cash flows explains the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. This standard is effective at the beginning of our 2018 fiscal year. CW is currently evaluating whether the adoption of this new guidance will have a significant impact on its consolidated financial statements and related disclosures.

Cash Flows: Statement of Cash Flows (Topic 230) - Classification of Certain Cash Receipts and Cash Payments. In August 2016 ASU 2016-15 was issued. The ASU provides guidance on classification of eight specific cash flows items. This standard is effective at the beginning of our 2018 fiscal year. CW is currently evaluating whether the adoption of this new guidance will have a significant impact on our consolidated financial statements and related disclosures.

Leases (Topic 842). In February 2016, ASU 2016-02, *Leases*, was issued. This standard will require all lessees to recognize a right of use asset and a lease liability on the balance sheet, except for leases with durations that are less than twelve months. This standard is effective at the beginning of our 2018 fiscal year. CW is currently evaluating whether the adoption of this new guidance will have a significant impact on its consolidated financial statements and related disclosures.

Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. In January 2016, ASU 2016-01 was issued to address certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. The ASU supersedes the guidance to classify equity securities with readily determinable fair values into different categories and requires equity securities (except those that are accounted for under the equity method or those that result in consolidation of the investee) to be measured at fair value with changes in the fair value recognized through net income. It also simplifies the impairment assessment of equity investments without readily determinable fair values by requiring assessment for impairment qualitatively at each reporting period. This update is effective at the beginning of our 2018 fiscal year. CW is currently evaluating whether the adoption of this new guidance will have a significant impact on its consolidated financial statements and disclosures.

Inventory (Topic 330): Simplifying the Measurement of Inventory. In July 2015, the FASB issued ASU 2015-11, which simplifies the subsequent measurement of inventory. The updated guidance requires that Inventory measured using any method other than LIFO or the retail inventory method (for example, inventory measured using first-in, first-out (FIFO) or average cost) be measured at the lower of cost and net realizable value. This standard is effective at the beginning of 2017. CW does not believe the adoption of this new guidance will have a significant impact on its consolidated financial statements and related disclosures.

Revenue Recognition (Topic 606): Revenue from Contracts with Customers. In May 2014, ASU 2014-09 was issued. Under this ASU and subsequently issued amendments, an entity is required to recognize the amount of revenue it expects to be entitled to for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in U.S. GAAP. This ASU provides alternative methods of transition, a full retrospective and a modified retrospective approach. The modified retrospective approach would result in recognition of the cumulative impact of a retrospective application as of the beginning of the period of initial application, which in CW's case is the interim period beginning January 1, 2018. CW has not begun to implement this standard.

NOTE 2 – Going Concern

As reflected in the accompanying financial statements, the Company had a net loss of $392,714, net cash used in operations of $309,620 for the year ended December 31, 2017 and has an accumulated deficit of $37,985, as of December 31, 2017. These factors raise substantial doubt about the Company's ability to continue as a going concern.

The ability of the Company to continue as a going concern is dependent on Management's plans which include further implementation of its business plan and continuing to raise funds through debt or equity financings. The Company will likely rely upon related party debt or equity financing in order to ensure the continuing existence of the business.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. These financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

Note 3 - Accounts Receivable

CW has accounts receivable of $129,989 and 239,575, net of an allowance for bad debt of $31,746 and $58,509, as of December 31, 2017 and 2016, respectively. Accounts receivable are written-off when it becomes apparent based upon age or customer circumstances that such amounts will not be collected.

The following table sets forth activities in our allowance for bad debt (in millions):

Description	2017	2016
Balance as of beginning of year	$ 58,509	$ 43,784
Charges to provision for bad debt	43,670	24,725
Write-off of uncollectible accounts receivable	(70,433)	(10,000)
Recoveries of bad debt	-	-
Balance as of end of year	$ 31,746	$ 58,509

Note 4 – Inventories

Inventories as of December 31, 2017 and 2016, consist of the following:

Description	2017	2016
Tank Heel Inventory	$ 260,820	$ 126,000
Total	$ 260,820	$ 126,000

Tank heel inventory represents the cost of fuel maintained in storage tanks owned by other parties. Use of these storage tanks gives CW significant storage capacity.

Note 5 - Property and Equipment

The amount of property and equipment as of December 31, 2017 and 2016, consists of the following:

Description	2017	2016
Furniture, fixtures and equipment	$ 25,222 $	22,583
Transportation equipment	533,787	521,758
Total property cost	559,009	544,341
Accumulated depreciation	209,370	238,025
Property and equipment, net	$ 349,639 $	306,316

For 2017 and 2016, CW recorded depreciation expense of $105,758 and $106,018, respectively. We acquired equipment of $237,973 and $35,555 during 2017 and 2016, respectively. Equipment with a book value of $223,306 was disposed of during 2017, resulting in a gain on disposition of $76,281 and settlement of $121,006 of notes payable.

Note 6 - Debt

CW has installment notes payable secured by our transportation equipment. Interest rates range from 2% to 9% per annum and averaged 5.47% and 5.66% as of December 31, 2017 and 2016, respectively. The terms of these notes range from 36 to 72 months and average 60. Total payments under these notes amounted to $7,793 and $6,593 as of December 31, 2017 and 2016, respectively.

In 2017 and 2016, CW borrowed $304,290 and $317,872, respectively and had repayments of $114,132 and $422,408 for 2017 and 2016. CW also acquired notes of $208,887 for property and equipment and settled property and equipment notes of $121,006 from disposals in 2017.

As of December 31, 2017, the aggregate annual maturities of debt are as follows:

Year Ending December 31,		Amount
2017	$	80,356
2018		84,431
2019		74,463
2020		41,950
2021		31,474
Thereafter		8,999
Total	$	321,673

Note 7 - Income Taxes

The income tax (provision) benefit related to income before income taxes consists of the following components:

		2017		2016
Current:				
U.S. federal statutory tax	$	-	$	-
State		(2,501)		(2,427)
Deferred:				
U.S. federal statutory tax		-		-
State		-		-
Total tax (expense) income	$	(2,501)	$	(2,427)

A reconciliation of the U.S. federal statutory income tax rate to our effective income tax rate is as follows:

		2017	2016
Tax provision at federal statutory tax rate	$	(138,847)	(2,044)
Permanent differences		8,355	7,294
Valuation allowance		130,492	(5,250)
Total tax provision as reflected in financial statements	$	-	-

The temporary differences which comprise CW's net deferred tax assets and liabilities as of December 31, 2017 and 2016, are as follows:

	2017	2016
Gross Deferred Tax Assets:		
Bad debt allowance	$ 11,111	$ 20,478
Accrued officers compensation	49,000	14,000
Net operating loss carryforward	46,234	19,360
Charitable contribution carryforwards	4,886	4,232
Less: Valuation allowance	(41,391)	(6,505)
Gross deferred tax assets, net of valuation allowance	69,840	51,565
Deferred Tax Liabilities:		
Cash method of accounting	(68,284)	(28,501)
Property and equipment	(1,556)	(23,064)
Total gross deferred tax liabilities	(69,840)	(51,565)
Net deferred tax liability	$ -	$ -
Net deferred tax asset	$ -	$ -

As of December 31, 2017, CW has net operating losses ("NOLs") of approximately $132,323. This NOL expires $55,313 in 2036 and $90,879 in 2037.

CW assessed the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, as of December 31, 2017, a valuation allowance of $41,391 has been recorded to recognize only the portion of the deferred tax asset that is more likely than not to be realized, which is zero. The amount of the deferred tax asset considered realizable could be adjusted if estimates of future taxable income during the carryforward period change or if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence such as growth projections.

Open tax years that could potentially be examined and changed by the IRS are 2013-2016, 2017 has not yet been filed.

Note 8 – Related Party Transactions

Short term notes payable includes $303,452 and $30,000 as of December 31, 2017 and 2016, respectively of noninterest-bearing loans from related parties.

Officers compensation for the years ended December 31, 2017 and 2016, amounts to $100,000 and $100,000, respectively. Of these compensation amounts, $140,000 and $40,000 are reflected as accrued but unpaid as of December 31, 2017 and 2016, respectively.

The Company leases land for storage of transportation equipment on a month to month lease from its President for $1,500 per month.

Note 9 – Stockholders' Equity (Deficit)

Preferred Stock

The Company's certificate of incorporation authorizes the issuance of 1,000,000 shares of preferred stock with designations, rights and preferences determined from time to time by its board of directors. Accordingly, the Company's board of directors is empowered, without stockholder approval, to issue shares of preferred stock with voting, liquidation, conversion, or other rights that could adversely affect the rights of the holders of the common stock.

The Company issued 1,000,000 shares of preferred stock to its President which gives the holder an aggregate of 51% of all shareholder votes, converts share for share into common stock at the option of the holder and receives dividends if any on equal basis with shares of common stock. The holders control all shareholder votes.

As of March 31, 2018, the Company had 1,000,000 shares of preferred stock issued and outstanding.

Common Stock

The holders of the Company's common stock:

- Have equal ratable rights to dividends from funds legally available for payment of dividends when, as and if declared by the board of directors;

- Are entitled to share ratably in all of the assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of our affairs;

- Do not have preemptive, subscription or conversion rights, or redemption or access to any sinking fund; and

- Are entitled to one noncumulative vote per share on all matters submitted to stockholders for a vote at any meeting of stockholders.

Upon incorporation in Wyoming, the Company issued 11,475,000 shares for all of the outstanding shares of the Texas corporation. The two officers of the Company hold 11,000,000 of these shares.

Note 10 – Concentrations

Accounts receivable as of December 31, 2017 are concentrated among four customers representing 34%, 29%, 16% and 12% of accounts receivable. As of December 31, 2016, three customers make up 58%, 18% and 10% of accounts receivable.

Revenue includes a significant concentration among customers for the year ended December 31, 2017, in which two customers represent 24% and 19% of revenue. A revenue concentration exists for the year ended December 31, 2016, as well wherein two customers make up 33% and 29% of revenue.

Note 11 – Subsequent Events

CW and its subsidiaries participated in an administrative reorganization on April 15, 2018, wherein a new Wyoming parent corporation was created. The Wyoming corporation issued 11,475,000 shares of common stock for all of the outstanding shares of CW Petroleum Corp, the Texas corporation at which time each operating entity became a subsidiary of the Wyoming parent company.

CW is authorized to issue 99,000,000 shares of common stock and 1,000,000 shares of preferred stock. All shares have a par value of $0.0001. The capital structure has been recast from its historical carrying basis to agree with the capital structure of the new parent similar to the recasting typical of a reverse merger.

Subsequent events have been evaluated through May 11, 2018, the date these financial statements were available to be released, and noted no other events requiring disclosure.